September 27, 2011

VIA EDGAR and U.S. Mail

United States Securities
and Exchange Commission
Attn:	Ms. Linda Cvrkel
Branch Chief, Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc. (the”Company”)
Form 10-K for the year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 000-11991

Dear Ms. Cvrkel:

I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission’s letter dated September 15, 2011.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

Form 10-K for the Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies
J. Land Use Rights, page 45

Comment No.1:   We note from your response to our prior comment four that pending resolution of the issue related to the tax on the land use rights, you have deferred accrual or payment of the tax.  Please tell us and disclose in future filings the potential amount of tax that could be owed to the government.  Also, please explain to us why it appears you have not accounted for this potential liability in your financial statements.

Securities and Exchange Commission
September 27, 2011

Response:

While the amount is not known with certainty, we anticipate that the tax will ultimately be determined in the range of approximately $0.7 million to $1.2 million.  We have not accrued an amount in our financial statements because:

1.
The anticipated amount of $1.2 million is about half of 1% of total assets that the management considers immaterial.  Once determined, the tax paid will be added to the cost basis of the land use rights and additional amortization will be reflected in the income statement.  The additional amortization over the periods of less than 42 years is about $26,000 per year, or a fraction of 1% reduction on its net income, also considered immaterial by the management.

2.	We are in negotiation with the government for a reduction in or exemption from the tax being sought.

We propose to provide an update on the status of this process in our next periodic reports.

Form 10-Q for the quarter ended June 30, 2011

Balance Sheet

Comment No. 2:  We note from your balance sheet that there is $15,190,988 of Bank Acceptance Notes to Vendors as of June 30, 2011.  Please explain to us, and disclose in future filings, the nature of this current liability including the terms and interest rate, if applicable, related to these notes.

Response:

The Bank Acceptance Notes to Vendors represent current liabilities related to purchases by the Company from the Company’s suppliers.

From time to time we receive Bank Acceptance Notes payable to the Company from our customers, for goods we sell to those customers.  If the notes are not yet due and payable, we may exchange them at a Bank in exchange for notes payable to our suppliers, and deliver those notes to our vendors.  In such cases, we pay a small service fee to the Banks.  The Bank Acceptance Notes usually mature and are payable to Vendors by the banks in six months.  The Company does not have to pay any interest to the banks on these Notes. The vendors would pay interest if they discounted the Bank Acceptance Notes to Vendors at the banks.

We will include this disclosure in future filings.

Securities and Exchange Commission
September 27, 2011

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SORL Auto Parts, Inc.

/s/ Zong Yun Zhou
Zong Yun Zhou
Chief Financial Officer

cc:	Ms. Claire Erlanger, SEC
Jeffrey L. Schulte, Esq., Morris, Manning & Martin, LLP